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                             July 8, 2021

       Carsten Falk
       Chief Executive Officer
       Wikisoft Corp.
       315 Montgomery Street
       San Francisco, CA 94104

                                                        Re: Wikisoft Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 15, 2021
                                                            File No. 333-257108

       Dear Mr. Falk:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed June 15, 2021

       General

   1. We note that you are registering shares of your common stock to be issued to Triton
                                                        Funds LP, which has
agreed to accept the shares under the Purchase Agreement. Based upon the current
disclosure, it appears that offers and sales of your securities may have occurred prior to the
filing of the registration statement. If such offers or sales have already occurred,
please revise your offering to cover the resale of such shares, and provide us with an
analysis detailing the exemption relied upon for the initial offer and sale. Please note that
if you intend to register the resale of your shares, the private placement of the common
stock must be completed before the filing of your registration statement. Refer to
Securities Act Sections Compliance and Disclosure
                                                        Interpretations 134.02
and 134.03.
 Carsten Falk
Wikisoft Corp.
July 8, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameCarsten Falk
                                                           Division of
Corporation Finance
Comapany NameWikisoft Corp.
                                                           Office of Technology
July 8, 2021 Page 2
cc:       Scott Doney
FirstName LastName